Mail Stop 4561

September 5, 2006

John Sammon, Jr.
Chairman of Board and President
PAR Technology Corporation
PAR Technology Park
8383 Seneca Turnpike
New Hartford, New York 13413

      Re: PAR Technology Corporation
               Form 10-Q for Fiscal Quarter Ended June 30, 2006
               File No. 001-09720

Dear Mr. Sammon:

      We have reviewed your response letter dated July 14, 2006 and the above referenced filing and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Item 4. Controls and Procedures

1.   We note your disclosure that you carried out an evaluation of internal control over financial reporting, in addition to your evaluation of disclosure controls and procedures, as of the end of the period covered by the report. Tell us the nature of this evaluation of internal control over financial reporting. If you have made more frequent assessments of internal controls over financial reporting than the annual requirement of Rule 13a-15(c) of the Exchange Act of 1934, revise to include all disclosures required by Item 308 of Regulation S-K.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief